UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

MEDirect Latino Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

58501Q104
(CUSIP Number)

Susan M. Hermann, Esq.
Pedersen & Houpt, P.C.
161 N. Clark St., Suite 3100
Chicago, IL 60601
               (312) 641-6888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58501Q104

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (entities only)

Granite Creek FlexCap I, L.P. (the “Fund”)
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		29,417,978(1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		29,417,978 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

29,417,978 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)
58.8%(2)

14	Type of Reporting Person

PN

(1) The Fund holds a convertible note that is convertible into the common stock of MEDirect Latino Inc. (the “Company”), $0.0001 par value (the “Common Stock”).  As a result of a recent option exercise by certain former officers and current directors of the Company for 3,000,000 shares of Common Stock, the per share conversion price under the Fund’s note was reduced from a range of $1.00 to $2.50 per share, depending upon various events, to $0.0001.  At this time the Company is only authorized to issue up to 50,000,000 shares of Common Stock and thus the Fund has converted for the maximum number of shares of Common Stock currently issuable by the Company.

(2) The Fund’s beneficial ownership percentage reported herein was calculated based upon the number of shares owned by the Fund as of the date hereof as a percentage of the current maximum number of shares of Common Stock that the Company is presently authorized to issue.  To the extent that the Company increases its authorized capital, which it is currently obligated to do pursuant to the terms of the Loan Agreement by and among the Fund, various other lenders, an affiliate of the Fund as agent to the lenders, and the Company dated December 8, 2006, which has been amended on two occasions and may be amended further from time to time (the “Loan Agreement”), the Fund’s beneficial ownership and percentage ownership will increase to a percentage which will vary depending upon the authorized capital of the Company.  However, at this time and under the present circumstances as the Fund understands them, the Fund does not intend to convert any additional principal amount of its note into additional shares of Common Stock.

Item 1.  Security and Issuer

This statement is filed with respect to the shares of common stock, $0.0001 par value (the “Common Stock”) of MEDirect Latino Inc. (the “Company”), beneficially owned by Granite Creek FlexCap I, L.P. (the “Fund”), the general partner of which is Granite Creek GP FlexCap I, L.L.C. (“GC”), as of August 17, 2007 and amends and supplements the Schedule 13G filed on January 5, 2007 (collectively, the “Statement”).

Item 2.  Identity and Background

(a-c)	Granite Creek FlexCap I, L.P.
222 West Adams Street
Suite 1980
Chicago, Illinois 60606

The Fund is a Delaware limited partnership which was formed to make loans to and investments in businesses and is a Small Business Administration licensee.

Items (d), (e) and (f):  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

On August 17, 2007 the Fund sent a notice of conversion to the Company setting forth its desire to exercise its right to convert a portion of its loan to the Company into shares of the Company’s Common Stock.  The Fund reduced the principal amount of its loan outstanding to the Company by $2,941.80 pursuant to the conversion terms set forth in the note entered into in connection with the Loan Agreement as well as those set forth in the securities acquisition and investor rights agreement (the “Investor Rights Agreement”) entered into between the Fund and the Company concurrently with the Loan Agreement.  The recent exercise of the options to purchase 3,000,000 shares of Common Stock at $0.0001 per share held by Ms. Debra Towsley, the former Chief Executive Officer and President, and Mr. Raymond Talarico, the former Executive Vice President, of the Company, both of whom remain directors of the Company, had the effect of reducing the conversion price per share under the Fund’s note from a range of $1.00 to $2.50 per share to $0.0001 per share.

Item 4.  Purpose of Transaction

Ms. Towsley and Mr. Talarico have filed suit against the Company and purport to have acted with another purported shareholder to have altered the size of the board, in contravention of the Loan Agreement covenants and/or elected a new member of the board of directors for the Company.  They assert that the board they purport to have elected will be in place effective August 26, 2007.  The Company and the Fund believe that their shareholder action is ineffective and disruptive to the Company.  The Fund believes that this purported shareholder action is adverse to the Company’s interests, adverse to the Company’s shareholders’ interests, as well as adverse to the interests of the Fund as a lender to the Company.  Therefore, on or after the tenth day following the filing of this Schedule 13D, the Fund intends to execute a written consent of a majority of the shareholders of the Company (which majority it will hold) as permitted under the Company’s by-laws, to take certain actions.  Such action is expected to include, among others, (i) amending the by-laws to require that a majority of the board members be independent of the Company; and (ii) amending the Company’s articles of incorporation to authorize a class of supervoting shares (2:1 voting), which class of shares will not participate in the Company in any economic fashion (the “New Shares”).  The Fund anticipates that the New Shares will be redeemable by the Company at $0.0001 per share.  The Fund intends to make it a condition of the amendment to the Company’s articles that the Company then offer the New Shares to all of the Company’s shareholders in exchange for the Common Stock on a 1:1 basis.  The Fund intends to exchange all of its Shares for the New Shares at the earliest practicable date.

The Fund and the other lenders are in discussions with the Company to amend both the Loan Agreement and related agreements to address the current defaults and adjust conversion prices for any future conversions under the notes.  It is the Fund’s intention and expectation that the to be agreed upon conversion price applicable to the lenders’ principal amount outstanding will reflect an appropriate per share price based upon the Company’s history and prospects.

Item 5.  Interest in Securities of the Issuer

(a)           As of August 22, 2007, the date upon which its conversion notice is effective, the Fund owns 29,417,978 shares of Common Stock (the “Shares”), which represents approximately 58.8% of the Common Stock outstanding.  The Fund’s percentage of beneficial ownership reported herein was calculated based upon the number of Shares as a percentage of the current maximum number of shares of Common Stock that the Company is presently authorized to issue.  To the extent that the Company increases its authorized capital, which it is obligated to do pursuant to the terms of the Loan Agreement, the Fund’s beneficial ownership and percentage ownership will increase to a percentage which will vary depending upon the authorized capitalization of the Company.  However, at this time and under the present circumstances as the Fund understands them, the Fund has no intention to convert any additional principal amount of its note into additional shares of Common Stock.

(b)           The Fund has sole voting and dispositive power with respect to the Shares.

(c)           There have been no transactions by the Fund in the Company’s Common Stock other than as described herein in the last 60 days.

(d)           The partners of the Fund are entitled to receive any proceeds from the Shares, subject to the terms of the Fund’s agreement of limited partnership.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

On December 8, 2006, the Fund, the Company and various other lenders entered into the Loan Agreement pursuant to which the lenders agreed to lend the Company up to $8,250,000.  On that date the lenders loaned the Company an aggregate of $4,750,000, including the Fund’s advance of $2,303,030. Pursuant to the Loan Agreement and the Fund’s note issued in connection therewith, the Fund is obligated to lend a maximum of $4,000,000, provided that the subsequent conditions set forth in the Loan Agreement are met in a timely manner by the Company and provided that there are no other defaults as defined in the Loan Agreement.  The Fund has since lent the Company an additional approximately $654,546 despite the subsequent funding conditions not having been satisfied and the loan being in default.  The aggregate principal amount outstanding to the lenders under the Loan Agreement immediately prior to the Fund’s conversion was approximately $2,957,576 and taking the conversion into account is now approximately $2,954,634.

The note made by the Company in favor of the Fund includes a conversion feature which allows the Fund, at any time, to convert the principal amount of the loan outstanding or any portion thereof from time to time into shares of Common Stock.  The conversion price varies from $1.00 - $2.50 per share depending upon various circumstances and subject to certain exceptions, such as issuance of up to 1,000,000 shares through an employee compensation plan to be established.  Each of the other lenders has the same rights as the Fund to convert its outstanding principal amount into the Company’s Common Stock.  The conversion price is adjustable in various circumstances, including the issuance of shares at a per share price less than the then applicable conversion price, in which case the conversion price is adjusted to the issuance price of the other shares.  As a result of the recent exercise of options for 3,000,000 shares of Common Stock by Ms. Towsley and Mr. Talarico, who were the Chief Executive Officer and Executive Vice President of the Company until late June 2007 and who were both directly involved in the negotiation and execution of the Loan Agreement and two amendments thereto, the Fund’s (and the other lenders’) conversion price per share under their notes was adjusted down to $0.0001.  The Fund is not aware that any other lender has contacted the Company about converting its or their notes.

As the Company has reported, the Company is involved in litigation with Mr. Talarico and Ms. Towsley, the former officers and current directors of the Company, in state court in Florida.  The Company has sued Mr. Talarico and Ms. Towsley in the 17th Judicial Circuit Court, Broward County, Florida for breach of fiduciary duty, conversion of Company property following their termination as employees, breach of contract and violation of the Florida Trade Secrets Act.  Mr. Talarico and Ms. Towsley have, in turn, sued the Company and the Company’s directors for breach of fiduciary duty and sought declaratory and injunctive relief for alleged violations of the Company’s by-laws related to proper notice for directors’

meetings and director removal in a suit filed in the 15th Judicial Circuit Court, Broward County, Florida.  The Fund has also sued Mr. Talarico and Ms. Towsley, among others, in the Circuit Court of Cook County, Illinois, for interference with the Fund’s business relationship with the Company, fraud and conspiracy to commit fraud.

The Fund and the other lenders are in discussions with the Company to amend both the Loan Agreement and related agreements to address the current defaults and adjusted conversion prices for any future conversions under the notes.

Item 2.  Identity and Background

(a-c)	Granite Creek FlexCap I GP, L.L.C. (“GC”)
222 West Adams Street
Suite 1980
Chicago, Illinois 60606

GC is the general partner of the Fund. GC is a Delaware limited liability company which was formed to be the general partner of the Fund.

Items (d), (e) and (f):  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

On August 17, 2007 the Fund sent a notice of conversion to the Company setting forth its desire to exercise its right to convert a portion of its loan to the Company into shares of the Company’s Common Stock.  The Fund converted a portion of the principal amount of its note from the Company into the Shares.  GC has no separate interest in or control of the Shares and is only acting  in its capacity as the general partner of the Fund.

Item 4.  Purpose of Transaction

Ms. Towsley and Mr. Talarico have filed suit against the Company and purport to have acted with another purported shareholder to have altered the size of the board, in contravention of the Loan Agreement covenants and/or elected a new member of the board of directors for the Company.  They assert that the board they purport to have elected will be in place effective August 26, 2007.  The Company and the Fund believe that their shareholder action is ineffective and disruptive to the Company.  The Fund believes that this purported shareholder action is adverse to the Company’s interests, adverse to the Company’s shareholders’ interests, as well as adverse to the interests of the Fund as a lender to the Company.  Therefore, on or after the tenth day following the filing of this Schedule 13D, the Fund intends to execute a written consent of a majority of the shareholders of the Company (which majority it will hold) as permitted under the Company’s by-laws, to take certain actions.  Such action is expected to include, among others, (i) amending the by-laws to require that a majority of the board members be independent of the Company; and (ii) amending the Company’s articles of incorporation to authorize a class of supervoting shares (2:1 voting), which class of shares will not participate in the Company in any economic fashion (the “New Shares”).  The Fund anticipates that the New Shares will be redeemable by the Company at $0.0001 per share.  The Fund intends to make it a condition of the amendment to the Company’s articles that the Company then offer the New Shares to all of the Company’s shareholders in exchange for the Common Stock on a 1:1 basis.  The Fund intends to exchange all of its Shares for the New Shares at the earliest practicable date.

The Fund and the other lenders are in discussions with the Company to amend both the Loan Agreement and related agreements to address the current defaults and adjust conversion prices for any future conversions under the notes.  It is the Fund’s intention and expectation that the to be agreed upon conversion price applicable to the lenders’ principal amount outstanding will reflect an appropriate per share price based upon the Company’s history and prospects.

GC has no separate interest in the Company and is only acting in its capacity as the general partner of the Fund.

Item 5.  Interest in Securities of the Issuer

(a)           As of August 22, 2007, the date upon which its conversion notice is effective, the Fund owns 29,417,978 shares of Common Stock (the “Shares”), which represents approximately 58.8% of the Company’s Common Stock outstanding.  The Fund has sole voting and dispositive power over the Shares.  The Fund’s percentage of beneficial ownership reported herein was calculated based upon the number of Shares as a percentage of the current maximum number of shares of Common Stock that the Company is presently authorized to issue.  To the extent that the Company increases its authorized capital, which it is obligated to do pursuant to the terms of the Loan Agreement.  The Fund’s beneficial ownership and percentage ownership will increase to an amount which will vary depending upon the authorized capitalization of the Company.  However, at this time and under the present circumstances as the Fund understands them, the Fund has no intention of to convert any additional principal amount of its note into additional shares of Common Stock.

GC is the beneficial owner of all of the shares of Common Stock owned by the Fund.  GC has no separate interest in or control of the Shares other than in its capacity as the general partner of the Fund.

(b)           The Fund has sole voting and dispositive power with respect to the Shares.  The Fund can only act through GC.

(c)           There have been no transactions by GC in the Company’s Common Stock other than as described herein in the last 60 days.

(d)           The partners of the Fund, including GC, are entitled to receive any proceeds from the Shares, subject to the terms of the Fund’s agreement of limited partnership.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

On December 8, 2006, the Fund, the Company and various other lenders entered into the Loan Agreement pursuant to which the lenders agreed to lend the Company up to $8,250,000.  On that date the lenders loaned the Company an aggregate of $4,750,000, including the Fund’s advance of $2,303,030. Pursuant to the Loan Agreement and the Fund’s note issued in connection therewith, the Fund is obligated to lend a maximum of $4,000,000, provided that the subsequent conditions set forth in the Loan Agreement are met in a timely manner by the Company and provided that there are no other defaults as defined in the Loan Agreement.  The Fund has since lent the Company an additional approximately $654,546 despite the subsequent funding conditions not having been satisfied and the loan being in default.  The aggregate principal amount outstanding to the lenders under the Loan Agreement immediately prior to the Fund’s conversion was approximately $2,957,576 and taking the conversion into account is now approximately $2,954,634.

The note made by the Company in favor of the Fund includes a conversion feature which allows the Fund, at any time, to convert the principal amount of the loan outstanding or any portion thereof from time to time into shares of Common Stock.  The conversion price varies from $1.00 - $2.50 per share depending upon various circumstances and subject to certain exceptions, such as issuance of up to 1,000,000 shares through an employee compensation plan to be established.  Each of the other lenders has the same rights as the Fund to convert its outstanding principal amount into the Company’s Common Stock.  The conversion price is adjustable in various circumstances, including the issuance of shares at a per share price less than the then applicable conversion price, in which case the conversion price is adjusted to the issuance price of the other shares.  As a result of the recent exercise of options for 3,000,000 shares of Common Stock by Ms. Towsley and Mr. Talarico, who were the Chief Executive Officer and Executive Vice President of the Company until late June 2007 and who were both directly involved in the negotiation and execution of the Loan Agreement and two amendments thereto, the Fund’s (and the other lenders’) conversion price per share under their notes was adjusted down to $0.0001.  The Fund is not aware that any other lender has contacted the Company about converting its or their notes.

As the Company has reported, the Company is involved in litigation with Mr. Talarico and Ms. Towsley, the former officers and current directors of the Company, in state court in Florida.  The Company has sued Mr. Talarico and Ms. Towsley in the 17th Judicial Circuit Court, Broward County, Florida for breach of fiduciary duty, conversion of Company property following their termination as employees, breach of contract and violation of the Florida Trade Secrets Act.  Mr. Talarico and Ms. Towsley have, in turn, sued the Company and the Company’s directors for breach of fiduciary duty and sought declaratory and injunctive relief for alleged violations of the Company’s by-laws related to proper notice for directors’ meetings and director removal in a suit filed in the 15th Judicial Circuit Court, Broward County, Florida.  The Fund has also sued Mr. Talarico and Ms. Towsley, among others, in the Circuit Court of Cook County, Illinois, for interference with the Fund’s business relationship with the Company, fraud and conspiracy to commit fraud.

The Fund and the other lenders are in discussions with the Company to amend both the Loan Agreement and related agreements to address the current defaults and adjusted conversion prices for any future conversions under the notes.

GC is the general partner of the Fund which is a party to the Loan Agreement, the Investor Rights Agreement and various other Transaction Documents.  GC has no interest in or control of the Shares other than in its capacity as the general partner of the Fund.

Item 7.  Material to be Filed as Exhibits

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: August 22, 2007	GRANITE CREEK FLEXCAP I, L.P., a Delaware limited partnership

By: Granite Creek GP FlexCap I, L.L.C. A Delaware limited liability company Its: General Partner

	By:	/s/ Mark Radzik Name: Mark Radzik
Title: Managing Partner